Contact

www.linkedin.com/in/deseanbrown
(LinkedIn)

Top Skills

Marketing
Cross-functional Team Leadership
Sales Operations

DeSean Brown

VP Client Strategy & Success at One & All Agency
United States

Summary

Leader with experience in digital technology, marketing, advertising, business and sales operations. Executing in full scale corporate, fast paced agency, and agile startup environments. Works directly with executive and management level clients to develop strategy, process, products, services, and solutions that exceed goals, objectives, and ROI. Team builder and process creator leading flexible, highly driven and performing teams globally. Believer and designer of business culture and employee performance programs. Strategic player who identifies organic growth and new business opportunities in existing, new, and emerging markets through fostering partnerships with leading edge partners, products, and services.

Experience

One & All Agency
VP Client Strategy & Success
June 2021 - Present (1 year 4 months)
Los Angeles Metropolitan Area

pocstock
Chief Relationship Officer
October 2019 - Present (3 years)
New York City

Build and drive the growth of a strategic relationship ecosystem for POCSTOCK Media.   The ecosystem is designed to helps our company drive media, content, and programming for Diversity, Arts, Culture and inclusion.

-Diversity & Inclusion, Marketing, Communications, Talent Acquisition, and Human Resource leaders for companies and brands
-Content Creators working in photography, videography, illustrations, and digital art

-Cultural ambassadors representing organizations , nations, and communities around the world
-Consultants & media members in digital media production
-Artist management
-Capital Investors
-Business Development

Brainchild Marketing Advertising & Tech
Founder / Strategist
December 2018 - Present (3 years 10 months)
United States

Brand Discovery

Marketing Strategy + Planning

Market + Analysis

Digital Strategy + Plan

Digital Solutions Design + Development

Content Creation

Analytics + Optimization

REOL Services
3 years 11 months

Account Director
August 2017 - June 2021 (3 years 11 months)
Greater New York City Area

Director Of Client Services
August 2017 - May 2021 (3 years 10 months)
Greater New York City Area

Baldwin & Obenauf, Inc.
Account Director / Sr. Digital Producer
October 2014 - August 2017 (2 years 11 months)
United States

- Account management + organic business growth

- New business strategy + pitch

- Brand discovery, strategy + development

- Digital Production strategy + implementation of websites, mobile applications

- Motion graphic, video + AR strategy + concept development, production

- P+L Management

websignia

Client Engagement Director
October 2011 - October 2014 (3 years 1 month)
Newark, NJ

- Client account strategy + management

- Personnel management, talent acquisition + management

- Operations design + management

- Website, Mobile App, Email project management. Video + event producer

- Organic + new business strategy + development

- Services proposal development + pitch

- P&L management

Cardinal Health/ Medical Products & Services

6 years 7 months

National Sales Operations Manager

2008 - October 2011 (3 years)

- National Director of new business analysis, conversion

- New business analysis + optimization for sales pitch

- Sales/Operations technical solution advisory, design, development

- Sales Operations team development, management, territory planning.

compensation management

- eCommerce program, project, customer management

eCommerce Analyst
April 2005 - May 2008 (3 years 2 months)

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Education

Bryant University

Bachelor of Science (BS), Computer Information Systems · (1998 - 2002)